KALLO INC.
15 Allstate Parkway
Suite 600
Markham, Ontario L3R 5B4
Tel:  (416) 246-9997

April 14, 2011

United States
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

RE:	Kallo Inc.
Form S-1 Registration Statement
Registration No. 333-167055

Ladies and Gentlemen:

Pursuant to the provisions of Rule 477 of Regulation C of the Securities Act of 1933, as amended, Kallo Inc., f/k/a Diamond Technologies Inc. k (the “Company”) hereby requests that its Form S-1 Registration Statement filed with the SEC on May 25, 2010, and all amendments thereto, be withdrawn.

The Form S-1 Registration Statement is being withdrawn because the Company has terminated its agreement with Kodiak Capital Group LLC (“Kodiak”) wherein the Company had the right to put to Kodiak 23,700,000 shares of common stock which was the subject matter of the Form S-1 registration statement.

The Company confirms that no securities have been offered, sold or issued by it in connection with its Form S-1 registration statement.

Yours truly,

Kallo Inc.

BY:	JOHN CECIL
John Cecil, President

JC:Jl

cc: Conrad C. Lysiak